

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2019

Alan Feldman
Chief Executive Officer
Resource Real Estate Opportunity REIT, Inc.
1845 Walnut Street, 18th Floor
Philadelphia, Pennsylvania 19103

Re: Resource Real Estate Opportunity REIT, Inc.
Registration Statement on Form S-11
Filed September 4, 2019
File No. 333-233626

Dear Mr. Feldman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Lobert, Staff Attorney, at 202-551-7150 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities